SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December 17, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
Corporate Taxpayer’s ID (CNPJ) 01.832.635/0001-18
Corporate Registry ID (NIRE) 35.300.150.007
MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON DECEMBER 14, 2007

Date, time and place: December 14, 2007, at 2:00 pm, at the Company’s headquarters, located at Av. Jurandir, 856, Lote 04, 1º andar, Jardim Ceci, City of São Paulo, State of São Paulo; Call: Call was made by means of the annual schedule of meetings previously approved by the members of the Board of Directors. Quorum: Attendance of six members of the Board of Directors. Mr. Roger Wright and Mr. Waldemar Verdi Junior were absent. Presiding Board: Maria Cláudia Oliveira Amaro Demenato - Chairwoman and Flávia Turci - Secretary; Agenda and resolutions: The Capital Budget for 2008 was approved as per Exhibit I to these present minutes. Closure: Nothing else to be discussed, the meeting was adjourned and these present minutes were drawn up in the summary format and, after being read, were signed by all attending members. São Paulo, December 14, 2007. Chairwoman - Maria Cláudia Oliveira Amaro Demenato; Secretary - Flávia Turci. Board members: Maria Cláudia Oliveira Amaro Demenato, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Adalberto de Moraes Schettert, Luiz Antonio Viana and Pedro Pullen Parente. This is a free English translation of the original instrument drawn up in the Company’s records.

___________________
Flávia Turci
Secretary

(EXHIBIT I TO THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TAM S/A HELD ON DECEMBER 14, 2007)

CAPITAL BUDGET - 2008

Source of Funds

Retained earnings on 12/31/2007	94 {a}
Complementation of financial resources as per Note {b}	515 {b}
Total	609

Investment of Funds

Investments for fleet expansion (PDP’s)	157 {c}
Other investments in property, plant and equipment	452 {d}
Total	609

{a} Retained earnings in 2007 (estimated amount)
{b} Cash and cash equivalents and/or short-term loans (estimated)
{c} Fleet expansion - PDP’s (estimated)
{d} Investments in CAPEX (estimated)

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.